Exhibit 99.1
RBC TO RECORD A GAIN ON VISA INC. RESTRUCTURING
AND CERTAIN CHARGES IN THE FOURTH QUARTER
Net impact on fourth quarter earnings expected to be modest
TORONTO, November 13, 2007 - Royal Bank of Canada (RY on TSX and NYSE) today announced it expects to record a gain in its Canadian Banking segment in the fourth quarter ended October 31, 2007 of approximately $325 million pre-tax ($270 million after-tax). This gain relates to the Visa Inc. restructuring and the exchange of RBC’s membership interest in Visa Canada Association for shares of Visa Inc., as previously announced on October 3, 2007. The amount of the gain is based on an independent valuation of RBC’s shares in Visa Inc. In addition, RBC expects to record a charge of approximately $120 million pre-tax ($80 million after-tax) relating to an increase in our credit card customer loyalty reward program liability. This reflects higher redemption rate assumptions, consistent with our strategy of encouraging clients to more fully use the Visa points they accumulate by providing them with a broader range of redemption options.
     RBC also expects to record a charge in its Capital Markets segment in the fourth quarter associated with the valuation of subprime collateralized debt obligations (CDOs) and subprime residential mortgage-backed securities (RMBS) of approximately $360 million pre-tax ($160 million after-tax and reflecting compensation adjustments).
     RBC expects its fourth quarter earnings to be only modestly affected by these items due to largely offsetting impacts.
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     RBC is in the process of preparing its fourth quarter results and the information provided above is based on current estimates and is subject to change. RBC will release its fourth quarter and fiscal 2007 results on November 30, 2007.

For further information, please contact
Media contact:
 Beja Rodeck, Director, Media Relations, (416) 974-5506, beja.rodeck@rbc.com
Investor contacts:
Marcia Moffat, Head, Investor Relations (416) 955-7803, marcia.moffat@rbc.com
Amy Cairncross, Director, Investor Relations (416) 955-7809, amy.cairncross@rbc.com
Bill Anderson, Director, Investor Relations (416) 955-7804, william.anderson@rbc.com
CAUTION REGARDING FORWARD-LOOKING STATEMENTS
From time to time, we make written or oral forward-looking statements within the meaning of certain securities laws, including the “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995 and any applicable Canadian securities legislation. These forward-looking statements include, among others, statements with respect to our fourth quarter gain from the previously announced completion of the Visa Inc. restructuring, and our charges relating to the valuation of CDOs and RMBS and the increase in RBC’s credit card reward program liability. The words “anticipate,” “estimate,” “expect,” “intend,” and words and expressions of similar import are intended to identify forward-looking statements. By their very nature, forward-looking statements involve numerous factors and assumptions, and are subject to inherent risks and uncertainties, both general and specific, which give rise to the possibility that predictions, forecasts, projections and other forward looking statements will not be achieved. We caution readers not to place undue reliance on these statements as a number of important factors could cause our actual results to differ materially from the expectations expressed in such forward-looking statements.
These factors include general business and economic conditions in Canada, the United States, and other countries in which we conduct business, including the impact from continuing volatility in the U.S. subprime residential mortgage market and lack of liquidity in the financial markets; the impact of the movement of the Canadian dollar relative to other currencies, particularly the U.S. dollar and British pound; the effects of changes in government monetary and other policies; the impact of changes in laws and regulations including tax laws and changes in accounting standards, policies and estimates, including changes in our estimates of provisions and allowances.
We caution that the foregoing list of important factors that may affect future results is not exhaustive. We do not undertake to update any forward-looking statement, whether written or oral, that may be made from time to time by us or on our behalf.
Additional information about these and other factors can be found in our Third Quarter 2007 Report to Shareholders and in our 2006 Annual Report.